1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2006

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  Ö            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No  Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation;

•	the Company’s ability to complete property developments on time and within budget;

•	fluctuation in property prices and competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible merger of the Company with the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of audited results for the year ended December 31, 2005, dated March 7, 2006	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: March 8, 2006

Exhibit 1.1

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

ANNOUNCEMENT OF AUDITED RESULTS

FOR YEAR ENDED 31 DECEMBER 2005

HIGHLIGHTS

Financial

•	Revenue increased 9.6% to HK$9,153 million

•	Operating margin before depreciation (EBITDA margin) rose 1.5% points to 55.7%

•	Property development profit of HK$6,145 million

•	Net profit attributable to equity shareholders, excluding investment properties revaluation and net of deferred tax (profit from underlying businesses), increased 36.7% to HK$6,140 million

•	Reported net profit, including investment properties revaluation, rose 29.1% to HK$8,450 million

•	Gross debt / equity ratio at year-end improved to 40.4% from 49.1% at 2004 year-end

•	Final dividend of HK$0.28 per share

Operational

•	Patronage increased 3.0% to 867 million

•	Strong revenue growth in station commercial, property rental and other businesses

•	Package 1 and Package 2 of Tseung Kwan O Area 86 awarded in January 2005 and January 2006 respectively

•	Disneyland Resort Line and AsiaWorld-Expo Station opened

•	Establishment of the public-private partnership company for Beijing Line 4 project in January 2006

The Directors of MTR Corporation Limited (“the Company” or “MTRCL”) are pleased to announce the audited results of the Company and its subsidiaries (“the Group”) for the year ended 31 December 2005 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (HK$ MILLION)

Year ended 31 December	2005		2004
			(Restated)
Fare revenue		6,282		5,932
Station commercial and other revenue		1,555		1,311
Rental and management income		1,316		1,108

Turnover		9,153		8,351

Staff costs and related expenses		(1,614)		(1,546)
Energy and utilities		(541)		(544)
Operational rent and rates		(92)		(70)
Stores and spares consumed		(120)		(128)
Repairs and maintenance		(496)		(517)
Railway support services		(74)		(72)
Expenses relating to station commercial and other businesses		(358)		(315)
Property ownership and management expenses		(238)		(207)
Project study and business development expenses		(142)		(167)
General and administration expenses		(207)		(167)
Other expenses		(170)		(89)

Operating expenses before depreciation		(4,052)		(3,822)

Operating profit from railway and related operations before depreciation		5,101		4,529

Profit on property developments		6,145		4,568

Operating profit before depreciation		11,246		9,097

Depreciation		(2,682)		(2,499)

Operating profit before interest and finance charges		8,564		6,598

Interest and finance charges		(1,361)		(1,450)
Change in fair value of investment properties		2,800		2,486
Share of profits less losses of non-controlled subsidiaries and associates		9		39

Profit before taxation		10,012		7,673

Income tax		(1,549)		(1,130)

Profit for the year		8,463		6,543

Attributable to:
- Equity shareholders of the Company		8,450		6,543
- Minority interests		13		—

		8,463		6,543

Dividends
Interim dividend declared and paid during the year		764		750
Final dividend proposed after the balance sheet date		1,535		1,509

		2,299		2,259

Earnings per share:
- Basic	HK$	1.55	HK$	1.23
- Diluted	HK$	1.55	HK$	1.23

CONSOLIDATED BALANCE SHEET (HK$ MILLION)

	As at 31 December 2005	As at 31 December 2004
		(Restated)
Assets
Fixed assets
- Investment properties	19,892	16,687
- Other property, plant and equipment	83,383	83,005

	103,275	99,692
Railway construction in progress	1,006	962
Property development in progress	2,756	2,088
Deferred expenditure	281	243
Prepaid land lease payments	608	621
Interests in non-controlled subsidiaries	103	63
Deferred tax assets	19	15
Investments in securities	183	202
Staff housing loans	34	47
Properties held for sale	1,311	815
Derivative financial assets	234	—
Stores and spares	248	248
Debtors, deposits and payments in advance	3,095	1,276
Amounts due from the Government and other related parties	154	133
Cash and cash equivalents	359	269

	113,666	106,674

Liabilities
Bank overdrafts	14	11
Short-term loans	385	—
Creditors, accrued charges and provisions	3,303	3,037
Current taxation	2	3
Contract retentions	170	240
Amounts due to related parties	17	1
Loans and obligations under finance leases	27,865	30,367
Derivative financial liabilities	307	—
Deferred liabilities	112	109
Deferred income	3,584	4,638
Deferred tax liabilities	8,011	6,368

	43,770	44,774

Net assets	69,896	61,900

Equity
Share capital, share premium and capital reserve	37,450	36,269
Other reserves	32,425	25,623

Total equity attributable to equity shareholders of the Company	69,875	61,892
Minority interests	21	8

Total equity	69,896	61,900

Notes: -

1. AUDITORS’ REPORT

The results for the year ended 31 December 2005 have been audited in accordance with Hong Kong Standards on Auditing, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), by KPMG whose unmodified audit report is included in the annual report to be sent to shareholders. The results have also been reviewed by the Group’s Audit Committee.

2. ADOPTION OF NEW HONG KONG FINANCIAL REPORTING STANDARDS

A	The Group has adopted all Hong Kong Financial Reporting Standards (“HKFRSs”) (which include all Hong Kong Accounting Standards (“HKASs”), Interpretations issued by the Standing Interpretations Committee of International Accounting Standards Board (“HK(SIC)-Ints”) and Interpretations issued by the HKICPA (“HK-Ints”)) issued up to 31 December 2005 pertinent to its operations. The applicable HKFRSs are set out below and the accounts for the year ended 31 December 2004 has been restated in accordance with the relevant requirements except for HKASs 32 and 39 which have been adopted prospectively as of 1 January 2005.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 20	Accounting for Government Grants and Disclosure of Government Assistance
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-Int 15	Operating Leases – Incentives
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HK(SIC)-Int 27	Evaluating the Substance of Transaction Involving the Legal Forms of a Lease
HK-Int 2	The Appropriate Accounting Policies for Hotel Properties
HK-Int 3	Revenue – Pre-completion Contracts for the Sale of Development Properties
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of the above new HKFRSs has the following impacts on the Group’s accounting policies:

(i) The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 20, 21, 23, 27, 28, 31, 33, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not result in substantial changes to the Group’s accounting policies. In summary:

•	HKASs 2, 8, 16, 27 and 28 affect certain disclosure of the accounts; and

•	HKASs 7, 10, 11, 12, 14, 18, 19, 20, 21, 23, 31, 33, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not have any impact as the Group’s accounting policies already comply with those standards.

(ii) The adoption of HKAS 1 has resulted in changes in presentation of shares of non-controlled subsidiaries’ taxation and minority interests as follow:

•	in prior years, the Group’s share of taxation of non-controlled subsidiaries accounted for using the equity method was included as part of the Group’s income tax in the consolidated profit and loss account. With effect from 1 January 2005, the Group has changed the presentation and includes the share of taxation of non-controlled subsidiaries accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group’s profit or loss before tax; and

•	in prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the profit and loss account as a deduction before arriving at the profit attributable to equity shareholders (the equity shareholders of the Company). With effect from 1 January 2005, in order to comply with HKASs 1 and 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company.

These changes in presentation have been applied retrospectively with comparatives restated.

(iii) The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings were previously accounted for as finance leases and were stated at cost or valuation less accumulated depreciation. In accordance with HKAS 17, a leasehold interest in land is accounted for as an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the leasehold interest in the land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Pursuant to these requirements, the land premium paid for distinguishable leasehold land is accounted for as an operating lease and amortised over its unexpired lease term, whereas indistinguishable leasehold land and building is stated collectively at valuation less accumulated depreciation. The new accounting policies have been adopted retrospectively and the adjustments for each financial statement line item affected for 31 December 2005 and 2004 are set out in note 2B(i).

(iv) The adoption of HKAS 24 resulted in an expanded definition of related parties to include post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group, in addition to entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and / or their close family members). This revised definition has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period.

(v) The adoption of HKASs 32 and 39 has resulted in a change in accounting policy for recognition, measurement and disclosure of financial instruments. Prior to 1 January 2005, derivatives of the Group were not recorded on the balance sheet based on the then prevailing accounting standards. In accordance with the provisions of HKAS 39, all derivatives have been recognised at their fair value on the balance sheet on 1 January 2005. Subject to meeting the requirements to qualify for hedge accounting, those underlying financial liabilities, such as loans that are designated as hedged items for fair value hedges, have been revalued at their fair values with corresponding adjustments made to their carrying amounts on the balance sheet. Depending on the type of hedging relationship, subsequent changes in fair value of derivatives and hedged items are to be charged to the profit and loss account or directly transferred to hedging reserve. The changes in accounting policies relating to accounting for financial instruments were adopted by way of opening balance adjustments to other reserves as at 1 January 2005. Comparative amounts have not been restated as the Company has adopted HKASs 32 and 39 prospectively. The adjustments for each financial statement line affected for the year ended 31 December 2005 are set out in note 2B(i).

(vi) The adoption of HKAS 40 has resulted in a change in accounting policy for the Group’s investment properties. In prior years, increases in the valuation of investment property were credited to the investment property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances, movements in the fair value were recognised in the profit and loss account. Following the adoption of HKAS 40, all changes in valuation of the investment property are to be recognised in the profit and loss account.

The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy for the deferred tax treatment on the Group’s investment properties. Prior to 1 January 2005, deferred tax on changes in fair value of investment properties arising from revaluation was not provided on the basis that the recovery of the carrying amount would be through sale and was calculated at the tax rate applicable on eventual sale, which in Hong Kong is nil. Following the adoption of HK(SIC)-Int 21, the deferred tax arising from revaluation of the investment properties is required to be valued on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the profits tax rate and is charged to the profit and loss account.

All the above changes in accounting policies relating to investment property have been adopted retrospectively. The adjustments for each financial statement line affected for 31 December 2005 and 2004 are set out in note 2B(i).

(vii) The adoption of HKFRS 2 has resulted in a change in accounting policy for employee share options and other share-based payments. Prior to this, no amounts were recognised when employees were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable. Following the adoption of HKFRS 2:

•	the fair value of share options at grant date are amortised over the relevant vesting periods to the profit and loss account with corresponding increases recognised in an employee share-based capital reserve within equity; and

•	the fair value of cash-settled share-based payments are charged to profit and loss account, with corresponding amount recorded in liabilities.

The new accounting policies have been applied retrospectively with comparatives restated, except that the Group has taken advantage of the transitional provisions set out in HKFRS 2, under which the new recognition and measurement policies have not been applied to all options granted to employees on or before 7 November 2002. The adjustments for each financial statement line affected for the years ended 31 December 2005 and 2004 are set out in note 2B(i).

(viii) The introduction of HK-Int 2 has resulted in a change in accounting policy on depreciation of the Group’s rails assets. In prior years, certain rails assets subject to continuous repair and maintenance had been carried at historical cost without depreciation as those assets were considered to be maintained in full working condition, while the related repair and maintenance and replacement cost of which was charged to the profit and loss account as revenue expenses. Following the introduction of HK-Int 2, depreciation is provided on such rails assets and charged to the profit and loss account while rail replacement cost is capitalised and depreciated.

Comparative figures have not been adjusted on adoption of the new policies as the financial impact of a retrospective adjustment is not material.

B	(i) Pursuant to HKAS 8 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current and prior periods presented), the Group has retrospectively restated the opening balances of the retained profits as at 1 January 2004 and 2005 to take into account the effects of changes in the above accounting policies, except for HKASs 32 and 39 (note 2B(iii)) which are applied prospectively and HK-Int 2 (note 2B(iv)) as explained in notes 2A(v) and (viii) above. The previously reported net profit for the year ended 31 December 2004 has also been adjusted. These effects on the financial statements are summarised as follows:

Consolidated profit and loss account

	Effects of adopting
HK$ Million	HKAS 17	HKAS 40	HKFRS 2	HK(SIC)- Int 21	Total
Effects on periods prior to 2004
Decrease in depreciation	98	—	—	—	98
Increase in other expenses	(98)	—	—	—	(98)
Revaluation gain on investment properties	—	6,682	—	—	6,682
Increase in deferred tax	—	—	—	(1,169)	(1,169)

Increase in retained profits	—	6,682	—	(1,169)	5,513

Effects on year ended 31 December 2004
Decrease in depreciation	13	—	—	—	13
Increase in other expenses	(13)	—	—	—	(13)
Revaluation gain on investment properties	—	2,486	—	—	2,486
Increase in deferred tax	—	—	—	(435)	(435)
Increase in staff costs and related expenses for share option schemes	—	—	(4)	—	(4)

Increase in profit for the year ended 31 December 2004*	—	2,486	(4)	(435)	2,047

Increase in retained profits as at 31 December 2004	—	9,168	(4)	(1,604)	7,560

*	Restated profit for the year ended 31 December 2004 is HK$6,543 million, after taking into account the prior year adjustments of HK$2,047 million due to changes in accounting policies (note 3).

Consolidated balance sheet

	Effects of adopting
HK$ Million	HKAS 17	HKAS 40	HKFRS 2	HK(SIC)- Int 21	Total
Effects as at 31 December 2004
Assets
Decrease in other property, plant and equipment	(621)	—	—	—	(621)
Increase in prepaid land lease payments	621	—	—	—	621

	—	—	—	—	—

Liabilities
Increase in creditors, accrued charges and provisions	—	—	3	—	3
Increase in deferred tax liabilities	—	—	—	1,604	1,604

	—	—	3	1,604	1,607

Net assets	—	—	(3)	(1,604)	(1,607)

Equity
Decrease in investment property revaluation reserve	—	(9,168)	—	—	(9,168)
Increase in employee share-based capital reserve	—	—	1	—	1
Increase / (decrease) in retained profits	—	9,168	(4)	(1,604)	7,560

	—	—	(3)	(1,604)	(1,607)

(ii) The following tables provide estimates of the extent to which each of the line items in the consolidated profit and loss account, and the consolidated balance sheet for the year ended 31 December 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.

Consolidated profit and loss account

	Estimated effects of adopting
HK$ Million	HKAS 17	HKASs 32 & 39	HKAS 40	HKFRS 2	HK(SIC)- Int 21	Total
Estimated effects on year ended 31 December 2005
Decrease in depreciation	13	—	—	—	—	13
Increase in other expenses	(13)	(9)	—	—	—	(22)
Revaluation gain on investment properties	—	—	2,800	—	—	2,800
Increase in interest and finance charges	—	(6)	—	—	—	(6)
Decrease / (increase) in deferred tax	—	3	—	1	(490)	(486)
Increase in staff costs and related expenses for share option schemes	—	—	—	(5)	—	(5)

Increase in profit for the year ended 31 December 2005	—	(12)	2,800	(4)	(490)	2,294

Consolidated balance sheet

	Estimated effects of adopting
HK$ Million	HKAS 17	HKASs 32 & 39	HKAS 40	HKFRS 2	HK(SIC)- Int 21	Total
Estimated effects as at 31 December 2005
Assets
Decrease in other property, plant and equipment	(608)	—	—	—	—	(608)
Decrease in deferred expenditure	—	(109)	—	—	—	(109)
Increase in prepaid land lease payments	608	—	—	—	—	608
Increase in derivative financial assets	—	234	—	—	—	234

	—	125	—	—	—	125

Liabilities
Increase in creditors, accrued charges and provisions	—	—	—	7	—	7
Decrease in loans	—	(410)	—	—	—	(410)
Increase in derivative financial liabilities	—	307	—	—	—	307
Increase / (decrease) in deferred tax liabilities	—	2	—	(1)	2,094	2,095

	—	(101)	—	6	2,094	1,999

Net assets	—	226	—	(6)	(2,094)	(1,874)

Equity
Decrease in investment property revaluation reserve	—	—	(11,968)	—	—	(11,968)
Increase in hedging reserve	—	24	—	—	—	24
Increase in employee share-based capital reserve	—	—	—	2	—	2
Increase / (decrease) in retained profits	—	202	11,968	(8)	(2,094)	10,068

	—	226	—	(6)	(2,094)	(1,874)

(iii) Following the prospective adoption of HKAS 39 from 1 January 2005, the following adjustments were made on the same date:

•	recognise derivatives at fair value on the balance sheet on 1 January 2005 and adjust the balance to retained profits, except for those qualified for effective cash flow hedges which are recognised in the hedging reserve directly; and

•	revalue those financial assets or financial liabilities that should be valued at fair value and those that should be valued at amortised cost and adjust the balance to retained profits at 1 January 2005.

As a result, the balances of retained profits and hedging reserve on 1 January 2005 have been increased by HK$190 million (note 3) and decreased by HK$66 million respectively.

(iv) With regard to HK-Int 2, the Company has conducted an assessment of the financial implications of this new interpretation to its accounts and concluded that the impact was not significant and thus no prior period adjustment was considered necessary.

3. RETAINED PROFITS

The movements of the retained profits during the years ended 31 December 2005 and 2004 were as follows:

HK$ Million
Balance as at 1 January 2005, as previously reported	17,771
Prior period adjustments on effects of changes in accounting policies (note 2B(i))	7,560

25,331
Effect of prospective adoption of new accounting policy with respect to financial instruments (note 2B(iii))	190

Balance as at 1 January 2005, as restated	25,521
Dividends approved / paid	(2,273)
Profit for the year	8,450

Balance as at 31 December 2005	31,698

HK$ Million	(Restated)
Balance as at 1 January 2004, as previously reported	15,506
Prior period adjustments on effects of changes in accounting policies (note 2B(i))	5,513

Balance as at 1 January 2004, as restated	21,019
---------
Dividends approved / paid	(2,231)
---------
Profit for the year, as previously reported	4,496
Effects on changes in accounting policies (note 2B(i))	2,047

Profit for the year, as restated	6,543
---------

Balance as at 31 December 2004, as restated	25,331

4. INCOME TAX

Income tax in the consolidated profit and loss account represents:

	Year ended 31 December
HK$ Million	2005	2004
		(Restated)
Current tax – overseas	1	4

Deferred tax expense relating to the origination and reversal of temporary differences on:
- change in fair value of investment properties	490	435
- others	1,058	691

	1,548	1,126

	1,549	1,130

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses for the year ended 31 December 2005. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Provision for deferred tax on temporary differences arising in Hong Kong is calculated at Hong Kong Profits Tax rate at 17.5% (2004: 17.5%).

5. DIVIDEND

The Board has recommended to pay a final dividend of HK$0.28 per share. The Company proposes that a scrip dividend option will be offered to all shareholders except shareholders with registered addresses in the United States of America or any of its territories or possessions. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 27 June 2006 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 11 April 2006. The Company’s majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the year ended 31 December 2005 attributable to equity shareholders of HK$8,450 million (2004: HK$6,543 million, as restated) and the weighted average number of ordinary shares of 5,430,594,654 in issue during the year (2004: 5,331,253,996).

The calculation of diluted earnings per share is based on the profit for the year ended 31 December 2005 attributable to equity shareholders of HK$8,450 million (2004: HK$6,543 million, as restated) and the weighted average number of ordinary shares of 5,436,752,536 in issue during the year (2004: 5,337,217,673) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes.

Both basic and diluted earnings per share would have been HK$1.13 (2004: HK$0.84, as restated) if the calculation is based on profit from underlying businesses attributable to equity shareholders, i.e. excluding increase in fair value of investment properties net of related deferred tax.

7. SEGMENTAL INFORMATION

	Revenue		Contribution to profit
	Year ended 31 December		Year ended 31 December
HK$ Million	2005	2004	2005	2004
				(Restated)
Railway operations	6,282	5,932	760	670
Station commercial and other businesses	1,555	1,311	1,071	879

	7,837	7,243	1,831	1,549
Property ownership and management	1,316	1,108	1,074	897

	9,153	8,351	2,905	2,446

Property developments			6,145	4,568

			9,050	7,014
Unallocated corporate expenses			(1,847)	(1,866)
Change in fair value of investment properties			2,800	2,486
Share of profits less losses of non-controlled subsidiaries and associates			9	39
Income tax			(1,549)	(1,130)

			8,463	6,543

No geographical analysis is shown as substantially all the principal operating activities of the Group were carried out in Hong Kong throughout the reporting periods.

8. DEBTORS AND CREDITORS

A	The Group’s debtors, deposits and payments in advance amounted to HK$3,095 million (2004: HK$1,276 million), out of which HK$1,991 million (2004: HK$263 million) in respect of receivables from property developments which are not yet due, and HK$655 million (2004: HK$892 million) are amounts receivable from rental, advertising and telecommunication activities with due dates ranging from 7 to 50 days, swap interest receivable from debt portfolio management activities due in accordance with the respective terms of the agreements, and amounts receivable from consultancy services income due within 30 days. As of 31 December 2005, HK$185 million (2004: HK$202 million) have been overdue out of which HK$78 million (2004: HK$96 million) were overdue by more than 30 days.

B	Creditors, accrued charges and provisions amounted to HK$3,303 million (2004: HK$3,037 million, as restated), majority of which relate to capital project payments to be settled upon certification of work in progress, as well as swap interest payable under the terms of respective swap agreements for debt portfolio management purposes. The Group has no significant balances of trade creditors resulting from its provision of transportation and related services.

9. PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the year ended 31 December 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities.

10. CHARGE ON GROUP ASSETS

None of the Group’s assets is charged or subject to any encumbrance.

11. ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 8 June 2006. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about 18 April 2006.

12. CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 December 2005 with the Code Provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company’s annual general meetings in accordance with Articles 87 and 88 of the Company’s Articles of Association. Dr. Raymond Ch’ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years.

13. PUBLICATION OF THE RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the Company’s website at www.mtr.com.hk and the website of the Stock Exchange. The Annual Report will also be available at the Company’s and the Stock Exchange’s websites in mid April 2006 and will be despatched to shareholders of the Company in mid April 2006.

KEY STATISTICS

	Year ended 31 December
	2005	2004
Total passenger boardings
- MTR Lines (in million)	858.0	833.6
- Airport Express Line (in thousands)	8,493	8,015
Average number of passengers (in thousands)
- MTR Lines (weekday)	2,497	2,403
- Airport Express Line (daily)	23.3	21.9
Operating profit from railway and related operations before depreciation as a percentage of turnover	55.7%	54.2%

MANAGEMENT REVIEW AND OUTLOOK

The strategy of MTR Corporation is to create value by seeking growth both in Hong Kong and overseas. I am pleased to report that MTR Corporation achieved strong financial results in 2005 with contributions from all our businesses. We were also encouraged to see that our international expansion strategy has begun to take root and achieved a number of important milestones. For the year, MTR Corporation generated revenue of HK$9,153 million, 9.6% higher than previous year, while net profit attributable to equity shareholders, excluding revaluation of investment properties and net of deferred tax, rose 36.7% to HK$6,140 million. As I noted in last year’s annual report, a number of new accounting standards were introduced in Hong Kong effective 1 January 2005. One of these new standards required the revaluation of our investment properties to be recognised as a profit or loss in the year. In 2005, investment property revaluation yielded a profit of HK$2,800 million pre-tax (HK$2,310 million post tax). Including investment property revaluation, net profit attributable to equity shareholders of MTR Corporation has therefore increased by 29.1% to HK$8,450 million with earnings per share increasing 26.0% to HK$1.55. The Board has recommended a final dividend of HK$0.28 which when combined with the interim dividend of HK$0.14 brings the full year dividend to HK$0.42, which is the same as last year.

Operational Review

In Hong Kong, MTR Corporation benefited from a buoyant economy and an active property market.

Hong Kong Railway Operations

It is MTR Corporation’s mission to provide world class rail services to the people of Hong Kong. The year 2005 drew to a close with record patronage for MTR. On 23 December 2005, 2.81 million passengers rode on MTR, the highest number of passenger trips the Company has ever recorded on a single, regular 19-hour service day since we began operations 26 years ago.

For the year as a whole, total patronage on the MTR Lines reached a record high of 858 million, an increase of 2.9% over 2004. It is pleasing to see that, under intense competition, MTR Corporation’s share of the total franchised public transport market has increased to 25.2% from 24.8% in 2004, and our cross-harbour market share to 61.2% from 59.6% in 2004.

Patronage on the Airport Express Line (AEL) also increased by 6.0% to 8.5 million due to higher numbers of air passenger arrivals and departures at the Hong Kong International Airport, boosting the average daily patronage to 23,300.

For the sixth year in a row, our customer service performance surpassed both the Government’s minimum requirement under the Operating Agreement, and our own more stringent Customer Service Pledges. During the year, train service delivery was 99.9%, making MTR one of the most reliable rail systems in the world. In line with our continuous improvement culture, MTR Corporation has taken on board all the recommendations to enhance asset management contained in the Lloyd’s Register Rail Report issued in February 2005, with 12 out of the 16 recommendations completed within the year.

Our network expanded in 2005 with the opening of the Disneyland Resort Line (DRL) in August. It connects Hong Kong Disneyland with the MTR network via the interchange station at Sunny Bay on the Tung Chung Line. With its creative design, this theme train quickly became a favourite of Disneyland visitors. In December the AsiaWorld-Expo Station on AEL was opened, providing direct service to and from Hong Kong’s newest and largest exhibition facility. The programme to retrofit platform screen doors in MTR underground stations was substantially completed at the end of 2005, providing a better station environment for our passengers. Final completion of the programme is expected in the first quarter of 2006.

The Company was again recognised for providing high quality service by a number of external organisations. Locally, these included the Public Transport Category award in East Week Magazine’s first ever “Quality Living Award HK 2005”, and for the seventh year in a row, the “Top Service Award 2005” – Public Transport from Next Magazine. We also won our first major award in China—the “2005 China National Quality Management Award” from the China Association for Quality. MTR Corporation was also named runner-up in the global “Robert W. Campbell Award” for demonstrating leadership and excellence in integrating safety, health and the environment into operations. On a lighter note, one of the Company’s 25th Anniversary TV Commercial “MTR – Metro News Version” received the “Most Delightful TV Commercial” award at the 11th Annual Most Popular TV Commercial Award Presentation organised by ATV in Hong Kong.

I would like to pay tribute to those colleagues who kept Hong Kong moving in the week of the World Trade Organisation Hong Kong Ministerial Conference in December 2005. Through their meticulous planning and skillful implementation, MTR Corporation was able to provide continuous service for the people of Hong Kong during that turbulent week.

Station Commercial and Other Businesses

Accelerating the growth of non-fare revenue is an important part of MTR Corporation’s strategy. Our station commercial and other businesses registered 18.6% revenue growth to HK$1,555 million during the year on the back of a strong economy, improved consumer spending and higher consultancy revenue.

In advertising, we continued to enhance the attraction of our advertising venues through format refinement and innovation. During the year, audio advertising, platform bunting in stations, lit-up billboards above station entrances and enlarged advertising cards in trains running on the MTR Lines were introduced in our system. MTR Corporation is the leader in outdoor advertising market in Hong Kong. In 2005, revenue from advertisement grew by 9.2% to HK$510 million. In telecommunications, our entire network was upgraded to achieve full 3G coverage in October. Station retail rental income benefited from a combination of increased patronage, strong consumer spending, higher rentals and expanded retail floor space brought about by the renovation of stations. In 2005, we completed renovation of the retail zones at 20 stations, which allowing for repossession of retail area of 1,690 square metres in Kowloon Station to facilitate integration works with Union Square, added 353 net square metres of commercial space and a total of 99 new shops. Revenue from station retail rental grew by 15.4% to HK$344 million.

In our external consultancy business, our strategy is to develop opportunities for our overseas investment business utilising core capabilities of the Company. In 2005, this business continued to grow, with revenue reaching HK$211 million. In the Mainland of China, several new consulting and training contracts were signed in cities including Beijing, Changchun, Shanghai, Tianjin, Guangzhou and Zhuzhou for local as well as multinational organisations. The project consultancy work for Line 9 of Shanghai Rail Transit is progressing well. In Hong Kong, we secured a renewal of the maintenance contract for the Automated People Mover system at the Hong Kong International Airport, and have begun work on the extension of the system to SkyPlaza and the SkyPier. Overseas, more than 30 new projects were secured. Major milestones were reached on existing work in Macau, Taiwan, the UK and the Netherlands.

New Hong Kong Projects

With DRL and AsiaWorld-Expo Station successfully completed, our focus has turned to “Ngong Ping 360” which will be a world class tourist attraction in Hong Kong. It comprises a cable car ride starting from Tung Chung and passing over some of the most beautiful natural scenery in Lantau Island to a cultural theme village in Ngong Ping. Substantial progress was made during 2005 on this project, including work on the superstructures at the two terminals and two angle stations, installation of the electrical and mechanical equipment, as well as completion of all sections of rope pulling. Based on progress to date, “Ngong Ping 360” is expected to open in mid 2006.

Public support remains extremely strong for the construction of the West Island Line which will extend the current MTR Island Line service to the Western District of Hong Kong Island. After the Government’s decision in June to request the Company to proceed with further planning and preparation of this extension, we have begun preliminary design work and are in active discussions with the Government on detailed scope, cost and implementation, as well as funding. We shall work hard to commence the construction process as soon as final approvals from the Government are obtained in order to provide an efficient and high quality mass transit service for the 200,000 people living and working in the Western District.

Also under discussion with the Government is the South Island Line (East), which will provide much improved transport services between Central and the Southern part of Hong Kong Island and facilitate the rapid development of tourism and commercial activities in the Southern District. We shall work with the Government to develop this concept further as part of the overall planning review of tourism and commercial development in the Southern District of Hong Kong Island and the Ocean Park Re-development.

Property Businesses

Our property businesses benefited from a strong economy and positive sentiment in the property market, albeit successive increases in interest rates had a moderating effect on the market towards the latter part of the year.

Taking advantage of favourable market conditions, we launched sales and pre-sales programmes for a number of residential developments along the Airport Railway and the Tseung Kwan O Line during the year. They included, along the Airport Railway, Harbour Green at Olympic Station, Carmel Cove at Caribbean Coast, Le Bleu at Coastal Skyline and The Arch at Kowloon Station and, on the Tseung Kwan O Line The Grandiose (Area 55b), Central Heights (Area 57a) and Phase 1 of Metro Town (Tiu Keng Leng Station). All of them met with strong responses.

Following the successful tender of Tseung Kwan O Area 86 Package One in January, invitation for the tender of Tseung Kwan O Package Two took place in December and the development right was awarded to Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited, in January 2006. After evaluating market condition and balancing reward and risk, in 2005 we decided to pay half of the land premium in return for a larger share of development profit for Package One, and in 2006, to extend a HK$4.0 billion interest free loan to the developer in return for an increased sharing in kind of the Package Two development.

Property development profit in 2005 was HK$6,145 million. It was recognised mainly from projects along the Airport Railway, which comprised profit sharing from The Arch, deferred income recognition and sharing in kind, mainly from the receipt of an additional retail shell area of 16,560 square metres gross at Elements in Union Square. From Tseung Kwan O Line developments, profit was primarily recognised from sharing in kind from The Lane and further proceeds from Residence Oasis, both at Hang Hau Station, and sale of the small retail podium at Central Heights (Area 57a).

In our investment property business, rental income increased by 19.0% to HK$1,183 million. Occupancy levels at all our shopping centres were maintained at 100%. The Lane, which opened in April, added 3,500 gross square metres of retail space and was fully let from the first day of operation. Rental income was also boosted by the increased share of income from Telford Plaza II, as a result of the commercial agreement with the other co-owner, beginning in January 2005.

International marketing and pre-letting of Elements, our new flagship mall at Union Square, has met with a positive response, and pre-letting of The Edge, a new shopping centre at Tseung Kwan O Station, also saw good progress. Our 18 office floors at Two International Finance Centre remained fully let in 2005. In Beijing, we signed a long-term head lease with a Beijing developer for the operation and property management of Oriental Kenzo, a shopping centre of 31,000 gross square metres in the city’s Dong Cheng district, with target re-opening in late 2006 after refurbishment.

The property management business saw steady growth in revenues during the year, with units added from Caribbean Coast, Le Bleu and Residence Oasis. As at the end of 2005, the number of residential units under MTR Corporation’s management in Hong Kong rose to 54,358 flats, while commercial and office space increased to 562,296 square metres.

Overseas Growth

MTR Corporation seeks profitable growth outside of Hong Kong by pursuing metro investment opportunities in the Mainland of China and “asset light” railway operating franchises in Europe.

Mainland of China

In the Mainland of China, a number of significant milestones were achieved in 2005.

In 2004, we had signed an Agreement in Principle with the Shenzhen Municipal Government to build Phase 2 of the Shenzhen Metro Line 4 and to operate both Phase 1 and Phase 2 of the line for 30 years. As part of the agreement, the Company will be granted development rights for 2.9 million square metres gross floor area. This replicates the “rail and property” business model which has been successfully employed by the Company for the development of the Hong Kong metro network. In May 2005, the Concession Agreement for this RMB6 billion project was initialled between the Company and the Shenzhen Municipal Government, and a feasibility study report was submitted for Central Government approval to the National Development and Reform Commission (NDRC). This was followed by detailed design and site preparation work, and subsequently in November by ground breaking for a trial section of Phase 2. A Memorandum of Understanding (MOU) was signed with the Shenzhen Municipal Government in May, which covers co-operation on Shenzhen Metro Line 3, and discussions continue.

We also made good progress on our first investment project in Beijing. In February, the public-private partnership (PPP) company 49% owned by the Company, 2% by Beijing Infrastructure Investment Co. Ltd. and 49% by Beijing Capital Group, initialled the Concession Agreement for investment, construction and operation of Beijing Metro Line 4 for 30 years with the Beijing Municipal Government. With a total investment of RMB15.3 billion, the project involves investment of around RMB4.6 billion by the PPP company to finance the provision of trains and related mechanical and electrical systems, and the balance by the Beijing Municipal Government for land acquisition and civil construction. In September, NDRC granted approval for the project and in December, the Joint Venture Agreement and Company Articles of Association were approved by the Ministry of Commerce, followed by issuance of a business license by the State Administration of Industries and Commerce in January 2006, thus completing all required registrations for the PPP company. Preparation work, including drawing up tenders for the provision of trains and electrical and mechanical systems, is now well underway. Beijing Metro Line 4 is expected to commence operation in the second half of 2009.

We have initialled the term sheet and loan agreements relating to the non-recourse bank financings respectively for the Shenzhen and Beijing projects. These are denominated in RMB and provide a substantial portion of fixed rate funding and a long maturity period, which will reduce the financial risk.

A number of other cities in China have plans to construct metro systems under the policy of using rail as the backbone of metropolitan transport. MTR Corporation is well positioned to take advantage of this very considerable business opportunity. In May, we signed an MOU with Wuhan Urban Construction Investment and Development Group Co. Ltd. and Wuhan Municipal Development Planning Commission of the Wuhan Municipal Government, which covers co-operation opportunities for the construction and operation of the Wuhan metro network.

Europe

During 2005, we participated in the bidding for three train operating franchises, two in the UK in conjunction with local partners, and one in Scandinavia. Although we did not succeed in these bids, we have gained valuable experience from the process which will allow us to be a stronger contender for future opportunities. For 2006, we have identified and are likely to work on a number of possibilities in the UK and Scandinavia. These include the South Western Trains Franchise, for which the Company has been pre-qualified for bidding, and the North London Railway Franchise (formerly Silverlink Metro Franchise), both in the UK.

Financial Review

As noted in last year’s Annual Report, our financial results in 2005 were impacted by a number of accounting changes, particularly that relating to investment property revaluation. In our operations, we achieved strong financial results in all areas of business. Fare revenue for the MTR Lines rose by 5.6% from 2004 to HK$5,721 million while that for the AEL increased 8.9% to HK$561 million. Non-fare revenue, including advertising, telecommunications, station commercial business, property rental and management income as well as income from consultancy business, jumped 18.7% to HK$2,871 million. As a result, total revenue for the year reached HK$9,153 million, an increase of 9.6% from 2004.

Despite the increased scale of business, the opening of DRL and the AsiaWorld-Expo Station and growth costs related to our overseas expansion, we were successful in containing cost increases to a level below revenue growth. Operating costs excluding depreciation for the year amounted to HK$4,052 million, 6.0% higher than last year. This helped boost operating profit before depreciation for the year to HK$5,101 million, a 12.6% increase from 2004 with operating margin before depreciation improving to 55.7% from 54.2% in 2004.

Benefiting from the improved property market sentiment in the year, profit from property development was HK$6,145 million, an increase of 34.5% from 2004. Depreciation charges increased by 7.3% to HK$2,682 million mainly due to completion of the DRL, further platform screen door retrofitting, station renovation projects and the change in an accounting policy on rails. Net interest expenses decreased by 6.1% to HK$1,361 million mainly as a result of strong cash flow and reduced borrowings. Excluding investment property revaluation, MTR Corporation’s profit after tax from underlying businesses was HK$6,140 million or HK$1.13 per share, increases of 36.7% and 34.5% respectively from last year. After accounting for revaluation of investment properties, reported earnings attributable to equity shareholders of MTR Corporation for 2005 were HK$8,450 million with earnings per share of HK$1.55, representing increases of 29.1% and 26.0% respectively to reported earnings of last year as restated for the accounting changes.

MTR Corporation’s cash flow was strong in the year with net inflows of HK$5,189 million from our recurring businesses and HK$2,610 million from property development. After payments for capital expenditure and interest, MTR Corporation recorded positive cash flow before dividends and loan repayment of HK$2,823 million. Dividend payments in 2005 were HK$1,138 million and the majority of the remaining net cash flow of HK$1,685 million was used to repay debt.

Merger Discussions

In September 2004, MTR Corporation and Kowloon-Canton Railway Corporation presented a joint merger proposal to the Government which we believe adequately addresses the parameters as set out by the Government. During the year we continued discussions with the Government on the terms of the possible merger, and the proposal is still under review by the Government.

People

The success of our business heavily depends on skilled and dedicated people and we have continued to invest heavily in their training and development. An individualised and focused approach to leadership development was introduced to enhance the effectiveness of our managers. We launched three new core programmes to develop the consulting and business skills of our dedicated resource pool to support the Corporation’s growth business. We also introduced a series of skill enhancement programmes for managers and supervisors focusing on effective communication and management skills.

In line with our core values to foster a culture of “Enterprising Spirit”, an innovative scheme, the Enterprising Pod, was launched in 2005 to encourage staff to generate and contribute their original ideas that lead to business growth. A senior manager will perform the role of an “Idea Guardian Angel” to nurture each idea so that it can be tried and tested in real life operation. The scheme had received numerous submissions from staff at different levels.

I take great pride in the ability and performance of the 6,513 staff of MTR Corporation. They are amongst the most capable and dedicated in Hong Kong and I thank them for providing Hong Kong with one of the world’s best mass transit systems. The Company is committed to providing staff with a safe and attractive working environment, as well as training and development opportunities to help them fulfil their ambitions. In 2005, MTR Corporation provided a total of 36,689 man-days of training to our workforce. In addition, a series of work / life balance seminars were held to raise staff awareness of the concept of “healthy mind, healthy body”, a lifestyle that would not only enhance the well-being of our staff, but contribute to an even higher level of performance.

Outlook

Barring a pandemic or other major external shocks, we have a positive outlook on business conditions in Hong Kong in 2006. However the rate of economic growth is anticipated to be slower than that of last year due to high oil prices and higher interest rates.

Our rail business should benefit from economic growth as well as the full year impact of the opening of DRL. Although economic activities may positively impact our station commercial and related businesses, as the one-off income from termination of a telecommunication agreement in 2005 will not be repeated in 2006, the intense competition among mobile network operators is likely to continue as is the migration of 2G to 3G mobile telephone, our telecommunication revenue will be negatively impacted. In our property rental business, significant renovation will take place in Telford Plaza to improve its competitive strength. This renovation programme is anticipated to slow rental revenue growth in 2006 but will benefit us in later years. As a result, the overall growth of non-fare revenue in 2006 is likely to be constrained.

In our property development business, projects along both the Airport Railway and Tseung Kwan O Line should contribute to profit. Along the Airport Railway, projects with deferred income will be recognised in accordance with construction progress and pre-sales; given current market conditions we expect the remaining deferred income to be recognised largely over the next two years. In 2006, we also expect to receive an additional retail shell area of 7,685 square metres gross at Elements. Along the Tseung Kwan O Line, we expect booking of profit of developments at the Grandiose (Area 55b) for which the Occupation Permit was issued in January 2006 and, depending on the issuance of Occupation Permit, at Phase 1 of Metro Town (Tiu Keng Leng Station), comprising 1,676 units. It should be noted that in accordance with our accounting policy, when profit is recognised for Phase 1 of Metro Town, such recognition would be after deducting all costs for the whole development, including costs of Phase 2. Depending on sales progress, the remaining profit for the 390 units of development at Tseung Kwan O Town Centre Area 57a may also be booked in 2006.

Finally, I would like to take the opportunity to thank all of my colleagues for their strong contribution to another successful year for the Company.

By Order of the Board

C K Chow

Chief Executive Officer

Hong Kong, 7 March 2006

The financial information relating to the financial year ended 31 December 2005 set out above does not constitute the Group’s statutory financial statements for the year ended 31 December 2005, but is derived and represents an extract from those financial statements. Statutory financial statements for the year ended 31 December 2005, which contain an unqualified auditor’s report, will be delivered to the Registrar of Companies.

Certain statements contained in this Press Announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2004 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 3 April 2006 to 11 April 2006 (both dates inclusive). In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4 p.m. on 31 March 2006. It is expected that the final dividend will be paid on or about 27 June 2006.

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*	independent non-executive Directors
**	non-executive Directors